Exhibit 99.1

24 February 2025

MAC Copper Limited Announces 2024 Resource and Reserve Statement and Production Guidance

ST. HELIER, Jersey – (BUSINESS WIRE) – MAC Copper Limited ARBN 671 963 198 (NYSE:MTAL; ASX:MAC)

MAC Copper Limited ARBN 671 963 198 (NYSE: MTAL; ASX: MAC), a private limited company incorporated under the laws of Jersey, Channel Islands (“MAC” or the “Company”) is pleased to release its Resource and Reserve Statement (as at 31 December 2024) (“R+R”) and 2 Year Production Guidance for the CSA Copper Mine in NSW.

In accordance with Item 1300 of Regulation S-K (17 CFR Part 229) (“S-K 1300”), all Mineral Resources are reported exclusive of Mineral Reserves.

Resource and Reserve Statement

Highlights from the R+R include:

•	Updated to 12-years (end of 2036) based on Mineral Reserves only

•	Contained copper (“Cu”) in Mineral Reserves (Refer Table 4 for breakdown) of 545kt Cu at an average grade of 3.4% Cu and 13.3 g/t Ag

•	Contained Cu of 464kt in total Mineral Resources (Refer Table 2 for breakdown) at an average grade of 5.4% Cu and 19 g/t Ag

•	Inaugural zinc (“Zn”) resource of 173kt of contained Zn (plus Cu, Pb and Ag) in the upper portion of the mine at a grade of 7.3% Zn, 0.6% Cu, 2.2% Pb and 23 g/t Ag (Refer Table 3 for breakdown)

•	2024 Mineral Reserve only extends 70m vertically below the current decline position requiring only minimal annual development

•	New resources in the upper portions of the mine being incorporated into a new mine to be developed in the shallow portion of the mine, refer below for discussion on the new “Merrin Mine” - lowest cost and lowest risk option to increase group production by filling the mill

•	All deposits are open in at least one direction and drilling is continuing to further increase the R+R, subject to exploration success and economic factors

The effective date for the R+R is 31 December 2024 and as such, any new information received after that time has not been incorporated into the R+R at this stage.

MAC CEO, Mick McMullen commented

“The 2024 R+R has demonstrated that after mining for 16 months from the first MAC R+R statement for the CSA Copper Mine, we have replaced all of that material and seen modest increases in resources and reserves. After the 2023 R+R delivered an 11-year mine life, which has now been updated to 12-years, our focus during the past year has been on targeting areas that can be mined faster in the near term, increasing the confidence level of the resources which has seen the Measured and Indicated component increased as well as grade which has been improving with depth.

Our reserve grade has improved from 3.3% Cu in 2023 to 3.44% Cu in 2024 as a result of refinement of mining practices and dilution control as well as slightly higher in situ grades. The grades in the near term have increased with 2025 expected to average in the range of 3.8-4.0% Cu.

We still have substantial contained Cu in the Measured and Indicated Category that are not included in the Mineral Reserves and work is underway to convert these to our Mineral Reserve estimates in the future.

2024 is the first year for MAC to publish a Zn resource and work is underway for mine planning, access and ventilation requirements to mine this material. As this is in the Inferred classification due to the age of some of the data, this cannot be converted to reserves at this stage. This mineralisation is within 100m of existing development and the hurdle for development is low. This is being incorporated into our plans for the new “Merrin Mine” which is discussed in detail below.

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We are very excited about the Merrin Mine which can add incremental production for very little money and in the near term. We received the resource estimates for this at the end of 2024 and mine planning is well underway to extract this material in the near term. Our view is that this mine will provide the best internal rate of return of any of the options available to MAC, both organic and inorganic.

Clearly, the CSA Copper Mine, which has been operating since 1967 in its modern format (and was first mined in 1871) has the potential to be mined for a long period of time and we believe the capital investments that MAC is making in the capital ventilation project and the Merrin Mine will underpin further extensions to the currently defined mine life.”

Two Year Production Guidance

Based on the updated R+R, the Company is maintaining its production guidance for the next two years and provides Capital Guidance for 2025 as set out below:

Table 1 - CSA Copper Mine Production Guidance

	2025		2026*
	Low Range	High Range	Low Range	High Range
Cu Production (tonnes)	43,000	48,000	48,000	53,000
Cu grade (%)	3.8	4.0	3.6	3.8
Growth Capital	US$20m	US$25m
Sustaining Capital	US$40m	US$50m

*Excluding any production that may be achieved from the Merrin Mine

 This two-year production guidance is based primarily on Mineral Reserves but also on measured and indicated Mineral Resources (as at 31 December 2024). Cu grades are expected to be higher than previous guidance given the improved dilution control and mine sequencing in the 2024 reserve plan.

The CSA Copper Mine is high grade in general, but a small number of very high-grade stopes (plus 8% copper) comprise an outsized proportion of annual production. The sequencing of these can have a significant impact on month-to-month production and along with typical summer storms and power interruptions, the March quarters are typically the weakest quarter in a year. This trend is continuing in 2025 and the Company expects the March 2025 quarter production to be down on the prior quarter and the weakest quarter for 2025 as seen with the 2024 trend.

With 2024 production being just above midpoint of the 2024 guidance, the Company considers the range of production outcomes provided here to be applicable at this time but as work progresses on incorporating production from the new Merrin Mine this may be upgraded during 2025. No production from the Merrin Mine has been included in the guidance at this stage.

Sustaining capital is in line with 2024 actual spend and includes the Stage 10 TSF construction that will provide tailings capacity until 2030. The growth capital spend relates to the Capital Ventilation Project (which is key to unlocking the bottom of the mine to increase production above the current guidance range) and the development of the upper portions of the mine.

The Merrin Mine

The Company has identified significant mineralisation in the upper parts of the CSA Copper Mine (above the 900 metres below surface level) that has previously been referred to as a series of deposits (including QTSS Upper) and levels. In order to identify this as a separate operation, the Company is calling all mineralisation above the 900m below surface level “The Merrin Mine” in honour of our highly regarded Chair, Patrice Merrin.

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As seen in the resource section, MAC is now able to quote an Inferred resource for a portion of the known Zn mineralisation in this area. In addition, there is substantial Cu mineralisation that is not currently in a format able to be quoted as a resource but for which MAC has sufficient information and confidence to commence mine planning to extract both the Zn and Cu in the Merrin Mine.

Figure 1 – The Merrin Mine

MAC has signed a Zn ore tolling agreement with Polymetals Resources Ltd (“POL”) that provides a processing solution for this Zn mineralisation in the Merrin Mine. Based on the public information provided by POL, it is expected that their Endeavour processing plant will be running by mid-2025 and MAC is working towards being in a position to commence Zn mining by Q4 2025.

Cu production from the Merrin Mine should commence in Q4 2025 as well, from the area previously shown as QTSS Upper where development has already commenced. Focus is now being turned to mining the substantial Cu mineralisation in the rest of the Merrin Mine which can be used to fill the CSA Copper Mine processing plant. The Company has also executed a water supply agreement with POL that provides sufficient water to mill circa 1.7Mtpa through the CSA Copper Mine mill and the goal is to use the Merrin Mine to get to this production level.

Production from the Merrin Mine will be accessed through the existing decline and potentially an additional shallow decline and using ventilation independent of the bottom of the mine. This is effectively a new mine 1.6km away from the current production source and will materially de-risk the operation with separate access, haulage and ventilation systems. This additional tonnage will also smooth out the outsized impact of the very high-grade stopes in QTSN that can impact quarter on quarter production volatility.

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MAC views the Merrin Mine as having the best return on capital deployed of the options available to it both organically and inorganically. This new mine has the lowest cost to develop given the resources are within 100m of existing development, has the least metallurgical risk given it has previously been treated through the CSA Copper Mine plant (both the Zn and Cu) and is already owned by MAC.

Mineral Resources

The Mineral Resources have been updated based on data to 31 December 2024 and allowing for depletion to that date. The new Mineral Resources estimates total 8.6Mt @ 5.4% Cu and 19g/t Ag containing an estimated 464kt of Cu and 5.1Moz of Ag at a cut-off grade of 1.5% Cu and total SK-1300 Mineral Resources are shown in Table 2 below:

Table 2- CSA Copper Mine Mineral Resources

CSA Copper Mine	Tonnes (Mt)	Cu (%)	Cu metal (kt)	Ag (g/t)	Ag metal (Moz)
Measured	3.2	5.5	176	20	2.1
Indicated	2.4	4.6	110	12	0.9
Measured + Indicated	5.6	5.1	285	17	3.0
Inferred	3.0	5.9	178	22	2.1
Total	8.6	5.4	464	19	5.1

Notes:

•	Mt = million tonnes; kt = thousand tonnes; g/t = grams per tonne; Moz = million ounces

•	Mineral Resources are reported as of 31 December 2024 and are reported using the definitions in S-K 1300;

•	Mineral Resources are reported in accordance with S-K 1300;

•	Mineral Resources are reported exclusive of Mineral Reserves;

•	The Qualified Person for the estimate is Eliseo Apaza, an officer of MAC and a full time employee of a wholly owned subsidiary of MAC Copper Limited;

•	Price assumptions used in the estimation include US$8,279/t of copper and US$22.60/troy ounce (“oz”) of silver; in line with long term broker consensus forecast copper pricing as at August 8, 2023;

•	Geological mineralization boundaries defined at a nominal 2.5% Cu cut off for high grade, and 1.5% Cu for the lower-grade halo portion of the lenses. Resources are reported above a 1.5% Cu cut-off grade;

•	Costs assumptions underlying cut-off grade calculation include US$77/t ore mined, US$29/t ore milled and US$27/t G&A ore milled;

•	Metallurgical recovery assumptions used in the estimation were 97.5% copper recovery and 80% silver recovery;

•	Mineral Resources reported as dry, raw, undiluted, in-situ tonnes; and

•	Figures are subject to rounding.

For the first time, MAC also provides a Mineral Resource estimate for the Zn mineralisation in the Merrin Mine totalling 2.4Mt @ 7.3% Zn, 23 g/t Ag, 0.6% Cu and 2.2% Pb containing an estimated 173.6kt of zinc and 1.8Moz of silver, as shown in Table 3 below.

Table 3- CSA Copper Mine Zinc Mineral Resources

System	Tonnes (Mt)	Zn (%)	Zn metal (kt)	Ag (g/t)	Ag metal (Moz)
Eastern 2L - 6L
Inferred	2.4	7.3	173.6	23.0	1.8
Total	2.4	7.3	173.6	23.0	1.8

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Mineral Reserves

The Mineral Reserve estimates have been updated based on data to 31 December 2024 and allowing for depletion to that date. The updated Mineral Reserve estimate totals 15.9Mt @ 3.4% Cu and 13.3 g/t Ag containing an estimated 545kt of Cu and 6.8Moz of Ag, as shown in Table 4 below.

Table 4 - CSA Copper Mine Mineral Reserves

CSA Copper Mine	Ore (Mt)	Cu Grade (%)	Cu metal (kt)	Ag Grade (g/t)	Ag metal (Moz)
Proven	11.4	3.4	391	13.4	4.9
Probable	4.5	3.4	154	12.9	1.9
Proven and Probable	15.9	3.4	545	13.3	6.8

Notes:

•	Mineral Reserves are reported as of 31 December 2024 and are reported using the definitions in S-K 1300;

•	Mineral Reserves are reported in accordance with S-K 1300;

•	The Qualified Person for the estimate is Jan Coetzee, an officer of MAC and an employee of a wholly owned subsidiary of MAC Copper Limited;

•	Price assumptions used in the estimation include US$8,279/t of copper and US$22.60/troy ounce (“oz”) of silver, in line with long term broker consensus forecast copper pricing as at August 8, 2023;

•	Mineral Reserves reported as dry, diluted, in-situ tonnes using a Stope breakeven cut-off grade of 2.2% Cu for 2025 to 2026 and a cut-off-grade of 1.65% for the remaining periods and a Development breakeven cut-off grade of 1.0% Cu;

•	Costs assumptions underlying cut-off grade calculation include US$77/t ore mined, US$29/t ore milled and US$27/t G&A ore milled;

•	Metallurgical recovery assumptions used in the estimation were 97.5% copper recovery and 80% silver recovery; and

•	Figures are subject to rounding.

Mineral Reserve grade at 3.44% Cu is up from 3.3% Cu in the previous year which is a reflection of the better dilution control and slight uplift in resource grade due to infill drilling. Importantly, the grade profile for the next few years has increased with grade for 2025 and 2026 expected to be in the range of 3.8-4.0% and 3.6-3.8% Cu respectively.

The mine plan strategy is somewhat determined by the requirement for additional return air rise (“RAR”) ventilation at the bottom of QTSN, during which time the mine plan mines the higher grade core. Once the RAR system is in place then the mine plan reverts to a more bulk tonnage model given the large excess processing plant capacity at the mine. At elevated Cu prices the goal is to maximise Cu production where possible and to defer any medium grade (3% Cu) material to the back end of the mine plan.

MAC does not consider the updated Mineral Reserve estimate has materially changed since the Mineral Reserve estimate was last reported by MAC.1

JORC

MAC is subject to the reporting requirements of both the Securities Exchange Act of 1934 (US) and applicable Australian securities laws (including the ASX Listing Rules), and as a result, has separately reported its Mineral Reserves (referred to as ore reserves for the purpose of the Australasian Joint Ore Reserve Committee Code, 2012 edition (“JORC”)) and Mineral Resources according to the standards applicable to those requirements. U.S. reporting requirements are governed by S-K 1300, as issued by the U.S. Securities and Exchange Commission (the “SEC”). Australian reporting requirements are governed by JORC. Both sets of reporting standards have similar goals in terms of conveying an appropriate level of consistency and confidence in the disclosures being reported, but the standards embody slightly different approaches and definitions. All disclosure of Mineral Resources and Mineral Reserves in this report are reported in accordance with S-K 1300. For JORC and ASX Listing Rule compliant disclosure of mineral reserves (Ore Reserves for the purpose of JORC) and mineral resources, please see the Company’s separate release to be released on ASX on 24 February 2025. The Company does not expect to lodge an S-K 1300 Technical Report with the SEC in relation to the updated R+R set out in the announcement as the updates are not material relative to previous R+R disclosure.2

1 Refer to the MAC announcement titled ‘Updated Resource and Reserve Statement and Production Guidance’ dated 23 April 2024 for details.

2 Refer to the MAC announcement titled ‘Updated Resource and Reserve Statement and Production Guidance’ dated 23 April 2024 for details.

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Conference Call

The Company will host a conference call and webcast to discuss the Company’s updated Resource and Reserve Statement on Monday, February 24 at 6:30 pm (New York time) / Tuesday, February 25 at 10:30 am (Sydney time).

Details for the conference call and webcast are included below.

Webcast

Participants can access the webcast at the following link https://ccmediaframe.com/?id=vfXrY9nt

Conference Call

Participants can register for the call at https://s1.c-conf.com/diamondpass/10045530-jh7y6t.html

After registering you will receive a confirmation email containing information about joining the conference call and webcast.

Replay

A replay of the webcast will be available via the webcast link above or by visiting the Events section of the company’s website.

– Ends –

This announcement is authorised for release by the Board of Directors.

QUALIFIED PERSON STATEMENTS

Mineral Resources

The information in this announcement that relates to the Company’s Mineral Resources is based on information compiled by Eliseo Apaza, a Qualified Person for the purpose of S-K 1300, who is a Member of the Australian Institute of Mining and Metallurgy. Mr Apaza is employed by Cobar Management Pty Ltd (being a wholly owned subsidiary of MAC Copper Limited). Mr Apaza consents to the inclusion in this announcement of the matters based on this information in the form and context in which it appears.

Mineral Reserves

The information in this announcement that relates to the Company’s Mineral Reserves is based on information compiled by Jan Coetzee, a Qualified Person for the purpose of S-K 1300, who is a Member of the Australian Institute of Mining and Metallurgy. Jan Coetzee is employed by Metals Acquisition Corp. (Australia) Pty Ltd (being a wholly owned subsidiary of Metals Acquisition Limited). Mr Coetzee consents to the inclusion in this announcement of the matters based on this information in the form and context in which it appears.

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Contacts

Mick McMullen Chief Executive Officer & Director MAC Copper Limited investors@metalsacqcorp.com	Morné Engelbrecht Chief Financial Officer MAC Copper Limited

About MAC Copper Limited

MAC Copper Limited (NYSE:MTAL; ASX:MAC) is a company focused on operating and acquiring metals and mining businesses in high quality, stable jurisdictions that are critical in the electrification and decarbonization of the global economy.

Forward Looking Statements

This release has been prepared by MAC Copper Limited (“Company” or “MAC”) and includes “forward-looking statements.” The forward-looking information is based on the Company’s expectations, estimates, projections and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management of the Company believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Assumptions have been made by the Company regarding, among other things: the price of copper, continuing commercial production at the CSA Copper Mine without any major disruption, the receipt of required governmental approvals, the accuracy of capital and operating cost estimates, the ability of the Company to operate in a safe, efficient and effective manner and the ability of the Company to obtain financing as and when required and on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used by the Company. Although management believes that the assumptions made by the Company and the expectations represented by such information are reasonable, there can be no assurance that the forward-looking information will prove to be accurate.

MAC’s actual results may differ from expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward- looking statements. These forward-looking statements include, without limitation, MAC’s expectations with respect to future performance of the CSA Copper Mine. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside MAC’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: the supply and demand for copper; the future price of copper; the timing and amount of estimated future production, costs of production, capital expenditures and requirements for additional capital; cash flow provided by operating activities; unanticipated reclamation expenses; claims and limitations on insurance coverage; the uncertainty in Mineral Resource estimates; the uncertainty in geological, metallurgical and geotechnical studies and opinions; infrastructure risks;; and other risks and uncertainties indicated from time to time in MAC’s other filings with the SEC and the ASX. MAC cautions that the foregoing list of factors is not exclusive. MAC cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. MAC does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

More information on potential factors that could affect MAC’s or CSA Copper Mine’s financial results is included from time to time in MAC’s public reports filed with the SEC and the ASX. If any of these risks materialize or MAC’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that MAC does not presently know, or that MAC currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect MAC’s expectations, plans or forecasts of future events and views as of the date of this communication. MAC anticipates that subsequent events and developments will cause its assessments to change. However, while MAC may elect to update these forward-looking statements at some point in the future, MAC specifically disclaims any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing MAC’s assessment as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

MAC Copper Limited maccopperlimited.com	3rd Floor, 44 Esplanade, St Helier, Jersey, JE4	Page 7

Appendix 1

Mineral Resources – Material Information Summary

The following summary of all information material to understanding the reported estimates of Mineral Resources in relation to the following matters is provided.

Geology and geological interpretation

The CSA deposit is located within the Cobar mineral field, in the Cobar Basin. Mineralisation is hosted in the Silurian-age CSA Siltstone, a member of the Amphitheatre Group of the Cobar Supergroup sequence of rocks and is associated with zones of deformation and shearing. The CSA Siltstone consists of a sequence of rhythmic bedded siltstones and sandstones. The rock sequence was structurally deformed during the development of the Cobar Basin in the early Devonian period.

Interpretation of the wireframes is based on geological mapping in the mine, drill core logging, and the structural model that has been developed over time. CSA used a threshold of 2.5% Cu to guide the interpretation of the high-grade lenses. These wireframes are generally constructed manually in Datamine software. For the QTSS Upper A however, the mineralised domains are constructed using an implicit modelling method to create the wireframes (using the Datamine vein modelling function). For the Eastern 2L – 6L, the zinc mineralised domains used a threshold of 2.5% Zn and they are constructed using an implicit modelling method to create the wireframes in Datamine. There is a new lower grade domain which covers the five systems for QTSN, QTSC, QTSS, Eastern and Western. These domains use a value of 1.5% Cu and form a lower-grade halo to the high-grade lenses. The construction of these lower-grade halo domains is different from the manual domain interpretations traditionally used for the high-grade lenses. In this case, a categorical indicator is applied to one metre down-hole composited drill sample assays at 1.5% Cu, and this indicator is estimated by Ordinary Kriging into a block model. The low-grade halo domain wireframe is then created at an indicator probability value of 0.4.

Sampling and sub-sampling techniques

Half core samples are mostly 1m in length with sample weights averaging 1.9kg. The cutting and sampling process is carried out at CSA Mine.

The sampling procedures includes interval checks, cutting intervals, sampling intervals, inserting standards and blanks, sampling duplicates, weighing samples and dispatching samples. All parts of the core processing cycle are tracked and recorded electronically.

Drilling techniques

Drilling comprised mostly NQ and NQ2 diamond drill holes using standard tube although in 2023 all underground drilling was NQ3 size. Minor sampling from HQ, BQ, LTK48 and LTK60 sized diamond core holes.

Criteria for classification

Mineral Resource Classification takes into account: location of mine development, drill spacing, grade continuity, search criteria, and copper Kriging metrics. In summary:

•	Measured has a diamond drill spacing of approximately ≤20m north-south by 37.5m vertical for QTS North and 20m north-south by 20m vertical for other systems.

•	Indicated has a diamond drill spacing of approximately ≤40m north-south by 70m vertical (QTS North) and 40m north-south by 40m vertical (all other systems).

•	Inferred has a diamond drill spacing of approximately ≥40m north-south by 70m vertical (QTS North) and 40m north-south by 40m vertical (all other systems). Drill density is sufficient to give confidence that the lens persists down plunge/dip.

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Sample analysis method

Samples for assay are sent to the ALS Laboratory in Orange, NSW. All samples are assayed using ALS’ Assay Procedure – ME-OG46, Ore Grade Elements by Aqua Regia Digestion Using Conventional ICP-AES Analysis for a list of elements including Cu, Ag, Pb, Zn, Fe and S.

The majority of assay records from holes drilled prior to 2000 have been assayed using an unknown assay technique. Assessment of the potential impact of these assays on the resource estimate indicates that the only likely significant effect is on the Eastern and Western Systems mineral resources above 9300 mRL (it includes 2L – 6L). As a result, the Eastern and Western System mineral resources above the 9300 mRL are considered as part of Inferred Mineral Resource.

Estimation methodology

Grade estimation is by Ordinary Kriging using 1m composites within hard boundary domains defined using a 2.5% Cu threshold width a lower-grade halo around the high-grade zones using a 1.5% Cu threshold. 1m Cu composites are not top-cut as extreme values are considered real and have been accounted for by geological domain boundaries. However, Ag composites are top-cut due to extreme values for certain geological domains.

For the Eastern 2L – 6L, zinc estimation is by Ordinary Kriging using 1m composites within hard boundary domains using a 2.5% Zn threshold.

Cut-off grade(s) including the basis for the selected cut-off grade(s)

Mineral resources are reported above a 1.5 Cu (%) cut-off. The high-grade mineralisation interpretation is based on geology and represents a natural 2.5% Cu cut-off.

Mining and metallurgical methods and parameters (other material modifying factors considered to date)

The mineral resource interpretations are steeply plunging and ideal for the long hole stoping methods adopted at CSA. Stope size and standard mining block units also influenced parent block size selection.

Copper processing recoveries at CSA are typically 95.4 - 98.3% producing a concentrate grade of approximately 25.48% Cu.

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